February 12, 2007

To: United States Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Accountant

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Louise Dorsey, Associate Chief Accountant

Cc:	Mr. Jeffrey Sears, Division of Corporation Finance

Re:      Determination of Acquiring Entity and Historical Financial Statement and Auditors’ Report Presentation Requirements in an Annual Report on Form 10-K for Merged Companies Under Common Control

______________________________________________________________________________________

Dear Ms. Dorsey:

In accordance with our previous telephone conversations and at your request, International Textile Group, Inc. (f/k/a Safety Components International, Inc., the “Registrant” or the “Company”) is resubmitting this request seeking the concurrence of the Office of the Chief Accountant of the Division of Corporation Finance (the “DCF”) of the Securities and Exchange Commission (the “SEC”) with certain conclusions of the Company related to the presentation of prior period financial statements in connection with the application of the “as-if pooling-of-interests” method of accounting under generally accepted accounting principles to a combination of companies under common control.

A difference in views regarding the presentation of “as if pooled” financial results has presented certain principal auditor issues (as described below). The Company's proposed resolution of these principal auditor and application of “as if pooling method” issues affects the Company’s 2005 financial statement presentation, certain disclosures, including those in management’s discussion and analysis of financial condition and results of operations (“MD&A”), and the independent registered public accounting firm’s reports on the Company’s historical financial statements, all to be included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 Form 10-K”), which is required to be filed with the SEC not later than April 2, 2007.

Issue:

After a combination of entities under common control during the Registrant’s 2006 fiscal year, what is the proper presentation of the Registrant’s historical financial statements,

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related notes and MD&A for the 2005 financial reporting period, all to be included in the 2006 Form 10-K?

Concern # 1 Background:

Safety Components International, Inc. (“SCI”) has been subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and has filed reports including financial and other information with the SEC since 1996. Prior to the Merger (as defined below) SCI’s common stock was traded on the Over-the-Counter Bulletin Board under the symbol “SAFY.” On October 20, 2006, SCI and ITG Holdings, Inc. (f/k/a/ International Textile Group, Inc., “ITGH”) completed the merger (the “Merger”) of ITGH with and into a wholly owned subsidiary of SCI. As a result of the Merger, ITGH became a wholly owned subsidiary of SCI. At all times prior to the Merger, ITGH was a privately-owned company that was not subject to the informational or reporting requirements of the Exchange Act. The consideration paid in the Merger to the former holders of ITGH common stock was shares of common stock of SCI.

Upon the completion of the Merger, SCI changed its name to International Textile Group, Inc. and, with ITGH as its wholly-owned subsidiary, is the entity defined above and referred to herein as the “Registrant” or the “Company.” The Company remains subject to, and compliant with, the informational and reporting requirements of the Exchange Act, and its common stock continues to be traded on the Over-the-Counter Bulletin Board, now trading under the symbol “ITXN.”

Reference is made to the Company’s registration statement on Form S-4 filed with the SEC on September 1, 2006 (as subsequently amended, the “Form S-4”) and the Company’s current report on Form 8-K filed on October 26, 2006, which include certain audited and unaudited historical, and unaudited pro forma condensed combined, financial information relating to each of SCI, and ITGH prior to the completion of the Merger, and to the Company.

On December 2, 2005, certain affiliates of Mr. Wilbur L. Ross, Jr. (“WLR”) acquired approximately 77.3% of SCI’s then-outstanding common stock. Prior to the Merger, SCI was an independent supplier of high quality automotive airbag fabric and airbag cushions for automotive airbag modules, with operations in North America, Europe, South Africa and China. ITGH was organized in 2004 by certain affiliates of WLR which, at that time, owned all of the outstanding stock of ITGH, to combine certain assets purchased from Burlington Industries, Inc. and Cone Mills Corporation. Prior to the Merger, ITGH was a diverse, global provider of textile products and solutions to apparel and interior furnishings customers worldwide.

Immediately prior to the completion of the Merger, affiliates of WLR owned approximately 75.6% of SCI’s outstanding stock, and approximately 85.4% of ITGH’s outstanding stock. Pursuant to the agreement governing the Merger, shares of ITGH common stock were exchanged for shares of SCI common stock at a ratio of 1.4739

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shares of ITGH common stock for one share of common stock of SCI. Immediately after the Merger, affiliates of WLR owned approximately 82% of the outstanding stock of the Company and the former stockholders of ITGH held approximately 65% of the common stock of the Company (approximately 56% owned by affiliates of WLR and 9% by other parties). The shareholders of SCI, other than the affiliates were reduced to a 9% interest in the combined companies.

Mr. Wilbur L. Ross, Jr. served as the chairman of the board of each of SCI and ITGH. Four of the five directors of SCI, and five of the six directors of ITGH, immediately prior to the Merger were affiliated with WLR. The CEO of ITGH was also a director of SCI. Beginning immediately after the completion of the Merger, Mr. Ross has served as chairman of the board of the Company and seven of the nine directors of the Company are affiliated with WLR. Upon completion of the Merger, the Company relocated its headquarters to Greensboro, North Carolina. Management of ITGH currently serves as a majority of the management of the combined Company.

Prior to the completion of the Merger, SCI reported its results on a calendar fiscal year basis. For its most recently audited fiscal year (ended December 31, 2005), SCI had net sales of $220.1 million and total assets of $118.4 million. ITGH maintained a 52-53 week fiscal year that ended on the Sunday nearest September 30 of each year. For its most recently audited fiscal year (ended October 2, 2005), ITGH had net sales of $724.1 million and total assets of $291.6 million.

SCI’s financial statements for its 2004 and 2005 fiscal years were audited by PricewaterhouseCoopers LLP (“PwC”), and ITGH’s financial statements for its 2004 and 2005 fiscal years were audited by KPMG LLP (“KPMG "). KPMG was appointed as the independent registered public accounting firm of SCI beginning after the completion of the audit of SCI’s separate stand-alone financial results for its fiscal year ended December 31, 2005 by PwC.

As was disclosed in the Form S-4, in connection with the completion of the Merger, ITGH changed its fiscal year-end to a calendar fiscal year basis in order to correspond with the fiscal year of SCI. Following the Merger, the Company has continued to report its results on a calendar year-end basis, and KPMG is the Company’s current independent registered public accounting firm.

Concern # 1 Guidance:

According to paragraph 9 of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations; “control is generally indicated by ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company”. Paragraph 11 of SFAS No. 141 states that a “business combination” excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraph 11 of SFAS No. 141 also states that transfers of net assets or exchanges of equity interests between entities under common control should be accounted for pursuant to the guidance provided at paragraphs D11 – D18 of Appendix D

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of SFAS No. 141. In practice, the method used to account for such transactions is similar to the pooling-of-interests method (“as-if pooling-of-interests”) in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In accordance with Emerging Issues Task Force 02-5, Definition of ‘Common Control’ in Relation to FASB Statement No. 141, Business Combinations, WLR obtained control of ITGH in March 2004 and, as a result of the acquisition of control of SCI by WLR on December 2, 2005, common control of both companies existed commencing December 2, 2005 through and including the date of the Merger.

Regarding the reporting periods required to be presented by an entity following an “as-if pooling-of-interests” transaction, SFAS No. 141 paragraphs D16—D17 specify:

The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.... Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years should also be restated to furnish comparative information. All restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined.

The Company’s independent registered public accounting firm, KPMG, has provided the following guidance from its handbook “KPMG Business Combinations Handbook Volume III October 1996 (APB 16)”:

5.007 In "as-if pooling-of-interests" accounting, financial statements of the previously separate companies for periods prior to the combination generally are restated on a combined basis to furnish comparative information. However, the SEC staff has indicated that, in "as-if pooling-of-interests" accounting, the financial statements of the previously separate entities should not be combined for periods prior to the date that common control was established.

The Company expects that its accounting for the portion of ITGH that was under common control immediately prior to the Merger would be in accordance with the guidance noted above (i.e. at carryover basis – treated as an “as-if pooling-of-interests”), the Company will also account for the acquisition of the minority interest of ITGH using the purchase method of accounting in accordance with SFAS No. 141 Paragraph 14 and FASB Technical Bulletin (“FTB”) No. 85-5, Issues Relating to Accounting for Business

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Combinations. FTB No. 85-5 states, “If some or all of the shares owned by minority shareholders are exchanged for shares of ownership in another subsidiary of the parent (or a new subsidiary formed by combining two or more subsidiaries of the parent), then the transaction is recognized by the parent company as the acquisition of shares from the minority interest, which according to paragraph 14 of Statement 141 should be accounted for by the purchase method, that is, based on fair value. The original minority interest effectively is purchased, and a new minority interest in a different subsidiary is created.” Thus, for the portion of the Merger that involved the exchange of SCI common stock for the minority interest of ITGH, the Company will apply the purchase method of accounting (thereby recording a step up in basis).

Notwithstanding the above position supported by both the Company and its independent registered public accounting firm, PwC, the former independent public accountant to SCI, supports an alternative view. PwC believes that determining the proper historical financial statements to be presented following a transfer of net assets or exchange of shares between entities under common control is based on (i) the guidance in paragraph D14 of SFAS No. 141, which states, in part, "some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity” and (ii) an understanding of the views expressed by the SEC staff.

According to the approach supported by PwC, due to the fact SCI and ITGH were under common control at the time of the Merger, the transfer of assets and liabilities of ITGH would be accounted for at historical cost in a manner similar to a pooling of interests. PwC believes that, for financial accounting purposes, the Merger should be viewed as a change in reporting entity and, as a result, should require restatement of the entity’s financial statements for all periods prior to the year ended December 31, 2006, pursuant to SFAS No. 141 and SFAS No. 154. PwC’s suggested approach would require the new reporting entity to reflect in its financial results the results of each entity only during the relevant periods in which those entities were controlled by WLR. As a result, the presentation proposed by PwC would reflect ITGH as being the historical accounting entity, as WLR controlled ITGH prior to acquiring a controlling interest in SCI, and would only include the assets and liabilities and results of operations of SCI from the date of its acquisition by WLR on December 2, 2005, the date at which control of SCI by WLR was established. PwC believes that this presentation would preserve the historical “parent company” (i.e., WLR) view of the entities on the basis of WLR's controlling interest in the combined reporting entities. According to PwC, this view yields the same accounting irrespective of which entity is deemed transferred. That is, the historical financial statements would reflect the same accounting if the Merger were structured such that SCI became a wholly owned subsidiary of ITGH. PwC believes that since the parent controls the form of the transaction, one should not get a different accounting conclusion based solely on the legal form of the transaction.

Concern # 1 Conclusion:

The Company believes that SCI should remain the “predecessor” entity for both legal and accounting purposes and that SCI’s historical financial statements should form the basis

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upon which any adjustments made in accordance with “as-if pooling-of-interests” accounting would be made as a result of the Merger. The Company’s determination was made after taking into account several factors, including the publicly-traded nature of SCI’s common stock prior to the Merger and the fact that SCI’s historical financial statements have been filed with the SEC and made publicly available both before and during periods in which common control of SCI and ITGH existed, while ITGH’s financial statements were not publicly disclosed prior to the filing of the Form S-4. In addition, such a presentation would be consistent with the presentation in the Form S-4.

As part of its decision making process, the Company also considered certain views of the staff of the SEC, including guidance contained in a published summary of a speech given by Leslie A. Overton, Associate Chief Accountant, DCF, on December 12, 2006 at the National Conference on Current SEC & PCAOB Developments which described certain accounting and reporting issues related to mergers of entities under common control just prior to, or simultaneous with, an initial public offering. This guidance suggested that, in the context of a merger of two private companies under common control just prior to, or simultaneous with, an initial public offering by one of the companies, the predecessor company for financial statement presentation purposes in the transaction will generally be the entity first acquired or controlled by the parent of the entities that are to be combined.

Applying such guidance in this case would yield an impractical result. In a context not addressed by Ms. Overton, WLR acquired a controlling interest in ITGH through its formation thereof in 2004, and subsequently acquired a controlling interest in SCI, which was then publicly-traded, through a share purchase in December 2005. At that time, as noted above, SCI had already established a history of public reporting pursuant to the Exchange Act. As noted above, Ms. Overton’s speech was delivered in the context of a merger of two privately owned companies and the initial public disclosure of any financial results relating to those entities. In the instant case, the Company believes it is important that investors be able to rely on the publicly reported historical financial statements of SCI for the meaningful purposes of comparisons and evaluations. To require otherwise would render irrelevant SCI’s reported history.

The Company’s current independent registered public accounting firm agrees with the Company’s assessment of which entity should be regarded as the registrant for the purposes of presenting certain historical financial information in the 2006 Form 10-K and elsewhere in the Company’s SEC filings. Nonetheless, PwC maintains a different view. PwC believes that the accounting model for this concern is governed by the principle that reflects the controlling parent's view of combining companies for periods while they have been under its control. PwC does not believe that the financial reporting of a common control merger should present different financial statements solely dependent upon whether one of the controlled subsidiaries is a public company. Given the timing of the acquisition of the controlling interest by WLR of ITGH as compared to WLR’s acquisition of a control position in SCI, PwC's position is that there has been a change in reporting entity resulting from the merger of entities under common control. Accordingly, PwC believes that the position stated by Ms. Overton in her December 2006

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speech should also control in this case in that PwC believes that application of the “as-if-pooling” method that she described is not limited to IPO transactions.

Concern # 2 Background:

Based upon the Company’s conclusion, supported by KPMG, that SCI is the "predecessor" for accounting purposes in the Merger, the Company also needs to consider the proper financial statement presentation required by the application of the “as-if pooling-of-interests” method of accounting thereto. In considering this presentation, the Company noted that certain principal auditor issues resulted with respect to the requirement to restate prior period financial results.

Concern # 2 Guidance:

Regulation S-X Rules 3-01(a) and 3-02(a) set out the balance sheet and statements of income and cash flow disclosures that a company subject thereto must include in a report:

There shall be filed, for the registrant and its subsidiaries consolidated, audited balance sheets as of the end of each of the two most recent fiscal years.... There shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed...

Concern # 2 Conclusion:

The general guidelines of SFAS No. 141 for transactions accounted for under the “as-if pooling-of-interests” method of accounting require that an entity’s results of operations for the period in which a combination of entities under common control occurs be reported as though the combination had occurred at the beginning of that period. In this situation, the Merger occurred on October 20, 2006 and, under these guidelines, the Registrant should reflect ITGH’s results of operations in its statements of income and cash flows for the fiscal year ended December 31, 2006 as if the Merger had occurred on January 1, 2006. Under the general guidelines of SFAS No. 141, all prior periods presented also should be restated in order to present comparable information for all periods.

With respect to the 2006 Form 10-K, if SCI is the acquiring entity, these periods would be the Company’s fiscal years ended December 31, 2005 and 2004 for the statements of income and cash flows, and December 31, 2006 and December 31, 2005 for the balance sheets. However, in accordance with the guidance of the SEC Staff as described in the “KPMG Business Combinations Handbook Volume III October 1996 (APB 16)”, since common control was established on December 2, 2005, the financial statements of ITGH would not be combined with those of SCI for periods prior to the date common control commenced. Accordingly, the balance sheet as of December 31, 2005 and the statements of income, stockholders’ equity and cash flows for the Company’s fiscal year ended

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December 31, 2005 would be restated to include ITGH’s financial position information as of December 31, 2005 and its results of operations from the period from December 3, 2005 to December 31, 2005. Furthermore, the statements of income, stockholders’ equity and cash flows for the Company’s fiscal year ended December 31, 2004 would not be restated and would therefore reflect only SCI’s results of operations.

According to the SEC Staff Training Manual, an independent registered public accounting firm must take responsibility for the financial statements of the registrant for each year presented, although that independent registered public accounting firm may refer to other independent registered public accounting firms whose reports and audits are being relied upon by the principal independent registered public accounting firm. The principal independent registered public accounting firm is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity.

Giving effect to the completion of the Merger and applying the as-if pooling-of-interests method of accounting, for the Company’s restated fiscal year ended December 31, 2005, PwC (which was engaged and served as SCI’s auditor with respect to its 2005 fiscal year) believes that it would not qualify as the principal independent registered public accounting firm for the audit of the Company’s restated combined 2005 financial results since PwC did not audit at least 50% of the Company’s assets or revenues on a restated basis as of and for the period ended December 31, 2005. The Company’s current independent registered public accountant, KPMG, also did not audit at least 50% of the Company’s revenues on a restated basis for the fiscal year ended December 31, 2005 as it was not then engaged by SCI.

Based upon the Company’s conclusion set out above that SCI is the acquiring entity in the Merger for financial statement presentation purposes, the Company proposed that it would seek a waiver from the SEC staff regarding the 50% rule so that PwC would qualify as principal auditor for the 2005 year. A waiver in this context appeared to the Company to be the most effective solution to the principal auditor issue, since PwC would have audited the greatest percentage of the Company’s revenues and assets after giving effect to the Company’s conclusion that SCI would be the acquiring entity in the Merger.

However, PwC does not believe that a waiver is appropriate inasmuch as they believe that application of the “as-if-pooling” method from the parent's perspective (i.e., with ITGH financial results presented for all periods when it was controlled by WLR) make it clear that KPMG would be the principal auditor. Notwithstanding this fact, PwC acknowledges that there would be a principal auditor issue relating to the Company’s restated 2005 financial results assuming the Company’s position with respect to the propriety of SCI as the acquiring entity in the Merger is supported by the SEC staff. PwC is prepared, if the Company desires and subject to SEC staff guidance and the completion of certain PwC audit procedures, to report on SCI’s financial results as of and for the eleven month period ended December 2, 2005. As a result, the Company proposes to present its 2005 financial results as an 11 month period ended December 2, 2005 to be

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reported on by PwC, and a separate one month period ended December 31, 2005 to be reported on by KPMG. This proposed presentation was tentatively agreed to by KPMG’s national office with the understanding that the Company would seek this pre-approval from the SEC staff.

The Company’s proposed presentation of its financial results to be included in the 2006 Form 10-K is summarized below:

•	Balance Sheets
o	December 31, 2006: Combined SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method)
o	December 31, 2005: Combined SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method) (See Exhibit 1)

•	Statements of Income, Shareholders’ Equity and Cash Flows
o	Fiscal year ended December 31, 2006: SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method)
o	Period from December 3, 2005 to December 31, 2005: SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method) (See Exhibit 2)
o	Period from January 1, 2005 to December 2, 2005: SCI only to be reported upon by PwC (See Exhibit 2)
o	Fiscal year ended December 31, 2004: SCI only to be reported upon by PwC (See Exhibit 2)

•	MD&A
o

Fiscal year ended December 31, 2006: SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method) as compared with a pro forma fiscal year 2005 SCI and ITGH (giving effect as if the Merger had occurred on January 1, 2005)

o	Fiscal year ended December 31, 2005:
▪	SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of-interests method) for the period December 3, 2005 to December 31, 2005 without comparison to prior year, and
▪

Eleven months ended December 2, 2005 as compared to SCI only for fiscal year ended December 31, 2004, with sufficient discussion of the period December 3, 2005 to December 31, 2005 on a stand alone basis for SCI to provide comparability.

The Registrant has engaged KPMG to audit its consolidated financial statements as of and for the fiscal year ended December 31, 2006. Additionally, the Registrant has engaged KPMG to audit each of ITGH’s and SCI’s results of operations and cash flows

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for the period from December 3, 2005 to December 31, 2005, as well as the balance sheet of the combined ITGH and SCI as of December 31, 2005. The Registrant has also engaged PwC to audit SCI’s results of operations for the period from January 1, 2005 to December 2, 2005. The above-listed 2005 financial statements would be presented separately in the 2006 Form 10-K, without combining such periods, and the related notes would be presented in a similar format for each period presented. The Registrant plans to disclose this basis of presentation in a “Basis of Presentation” footnote in the notes to the Registrant’s consolidated financial statements in the 2006 Form 10-K.

In order to provide the most meaningful information to investors, the Registrant proposes that MD&A will discuss (i) the Company’s results of operations and cash flows for the 2006 fiscal year ended December 31, 2006, giving effect to the Merger as if it had occurred on January 1, 2006, compared with a pro forma 2005 fiscal year of the combined entities as if the Merger had occurred on January 1, 2005, and (ii) the Company’s results of operations and cash flows for the 2005 fiscal year ended December 31, 2005, including (a) the results of operations and cash flows of both SCI and ITGH for the approximate one month period ended December 31, 2005, without comparison to the prior year and (b) the results of operations and cash flows of SCI only for the eleven months ended December 2, 2005, with sufficient discussion of the period December 3, 2005 to December 31, 2005 on a stand alone basis to provide comparability to the fiscal year ended December 31, 2004.

Concern # 2 Proposed Alternative:

The Company also considered whether KPMG or PwC could satisfy the principal auditor requirements with respect to the Company’s 2005 fiscal year financial statements (which would include the results of both SCI and ITGH on a combined basis after giving effect to the Merger).

However, this alternative was considered to be unduly burdensome from a timing and an economic perspective since it would require either KPMG to perform an audit of SCI’s results for its full fiscal year ended December 31, 2005 (which work has already been performed by PwC), or PwC to perform an audit of ITGH’s results for the period from December 3, 2005 through December 31, 2005, including the balance sheet at December 31, 2005 (which is impractical given KPMG’s status as the current independent registered public accounting firm of the Company).

Alternatively, the Company proposed that it would seek a waiver from the SEC staff regarding the requirement that a principal independent registered public accounting firm audit or assume responsibility for reporting on at least 50% of the assets and revenues of the Company for the 2005 year. If the SEC staff granted this waiver, PwC would be asked to serve as the Company’s principal auditor for the 2005 year.

While the potential approach would be acceptable to the Company, PwC considers the need for a waiver inappropriate for the reasons stated above.

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Concern # 3 Background:

If the Merger is viewed as a change in reporting entity such that ITGH is deemed the "predecessor" for financial reporting purposes, the Company has considered the proper financial statement presentation required by the “as-if pooling-of-interests” method of accounting. In considering ITGH as the predecessor, the Company then would need to consider the impact of the changing of its fiscal year-end to a calendar fiscal year basis for 2006 in order to coincide with the fiscal year of SCI. The Company believes that any conclusion needs to reflect the audit base that is available as well as the most meaningful presentation to the public including the shareholders.

SCI has a calendar year-end. Its latest audit was for the fiscal year ended December 31, 2005. KPMG is currently in the process of auditing the fiscal year ended December 31, 2006 and the short period from December 3, 2005 to December 31, 2005. Prior to the Merger, ITGH had a fiscal year-end as of the Sunday nearest September 30. Its latest audit was for the fiscal year ended October 2, 2005. As a part of the Merger, for legal purposes, ITGH adopted the fiscal year of the registrant SCI which is a calendar year ending December 31. Based on the assumption that SCI was the legal acquirer, KPMG is in the process of auditing ITGH’s calendar year ended December 31, 2006. In addition, based upon its audit of the October 2, 2005 year-end for ITGH, KPMG is also auditing the ITGH short period of October 3, 2005 to December 31, 2005 and the period under common control with the registrant SCI of December 3, 2005 to December 31, 2005. ITGH’s fiscal year ended October 3, 2004 was also audited by KPMG.

Concern # 3 Conclusion:

If the SEC rules that ITGH is the predecessor and accepts the Company’s proposal on the change in fiscal years, then the Company is prepared to present in its 2006 Form 10-K the following financial statements and MD&A:

•	Balance Sheets
o	December 31, 2006: Combined SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method)
o	December 31, 2005: Combined SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method) (See Exhibit 1)
o	October 2, 2005: ITGH only reported on by KPMG.
o	October 3, 2004: ITGH only reported on by KPMG.
•	Statements of Income, Shareholders’ Equity and Cash Flows
o	Fiscal year ended December 31, 2006: SCI and ITGH to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method)

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o

Period from October 3, 2005 to December 31, 2005 for ITGH which would include the period December 3, 2005 to December 31, 2005 for SCI to be reported upon by KPMG (giving effect to the Merger accounted for using the as-if pooling-of interests method) with prior year information comparable to the transition period (unaudited) (See Exhibit 3)

o	Period from October 4, 2004 to October 2, 2005: ITGH only to be reported upon by KPMG (See Exhibit 3)Fiscal year ended October 3, 2004: ITGH only to be reported upon by KPMG (See Exhibit 3)
•	MD&A
o

Fiscal year ended December 31, 2006: SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method) as compared with a pro forma fiscal year 2005 SCI and ITGH (giving effect as if the Merger had occurred on January 1, 2005)

o	Short period ended December 31, 2005:
▪

ITGH for period October 3, 2005 to December 31, 2005 combined with SCI for the period December 3, 2005 to December 31, 2005 with pro forma comparison and discussion to ITGH’s and SCI’s comparable period for the prior year, and

▪	ITGH fiscal year ended October 2, 2005 as compared to ITGH only for fiscal year ended October 3, 2004.

The Company would disclose this basis of presentation in a “Basis of Presentation” footnote in the notes to the Registrant’s consolidated financial statements in the 2006 Form 10-K. In summary, if ITGH is the predecessor, the statements of income, shareholders’ equity and cash flows for the Company’s fiscal year ended October 2, 2005 and October 3, 2004 would not be restated and would therefore reflect only ITGH’s results of operations.

Audit Committee’s and Auditors’ Views on Proposed Accounting Issues:

The Company’s audit committee has been advised of these accounting and reporting matters. The audit committee believes that SCI should be considered the "predecessor entity" for financial statement presentation purposes in connection with the Merger and that the Company should proceed to prepare its disclosures in accordance with the proposal set forth by management and KPMG described above, if the Office of the Chief Accountant of the Division of Corporation Finance agrees that such presentation is appropriate under the circumstances. Accordingly, we are hereby requesting such a determination.

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I will be glad to discuss any questions you may have and provide any additional information you may need in order to expedite resolution of this issue. As noted above, all of these matters impact the 2006 Form 10-K which is required to be filed with the SEC by not later than April 2, 2007. As a result, we would appreciate your prompt attention to these matters. You may contact me at (336) 379-6286, or email me at gary.smith@itg-global.com. Thank you for your consideration of these matters.

Sincerely,

/s/ Gary L. Smith

Gary L. Smith

Executive Vice President and

Chief Financial Officer

Cc:	Jan Hauser, David Cook, Charles Melman; PwC

Melanie Dolan, Scott Szabo; KPMG

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SCI, ITGH AND SUBSIDIARY COMPANIES	EXHIBIT 1
Consolidated Balance Sheets
(amounts in thousands)

			Proposed Form
			10-K
	SCI	ITGH	Presentation:
	December 31,	December 31,	SCI/ITGH
	2005	2005	Combined

ASSETS
Current assets
Cash and cash equivalents	$4,087	$4,648	$8,735
Accounts receivable - net	34,266	86,698	120,964
Sundry notes and accounts receivable	1,621	11,814	13,435
Inventories	25,557	110,171	135,728
Deferred income taxes	1,879	553	2,432
Prepaid and other	5,193	7,617	12,810
Total Current Assets	72,603	221,501	294,104

Investments in and advances to
unconsolidated affiliates	237	3,784	4,021
Property, plant and equipment, net	43,828	25,251	69,079
Intangibles and deferred charges, net	817	1,647	2,464
Goodwill	—	2,740	2,740
Deferred income taxes	—	23,288	23,288
Other assets	869	1,130	1,999

	$118,354	$279,341	$397,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$5,675	$3,456	$9,131
Short-term borrowings from bank	—	988	988
Accounts payable	15,195	34,895	50,090
Accrued salaries and benefits	2,981	3,696	6,677
Sundry accounts payable and
accrued liabilities	8,602	20,353	28,955
Total current liabilities	32,453	63,388	95,841

Long-term liabilities
Long-term debt and other long-term obligations	810	56,771	57,581
Deferred income taxes	3,696	—	3,696
Other liabilities	319	29,356	29,675
Total long-term liabilities	4,825	86,127	90,952

Total liabilities	37,278	149,515	186,793

Minority interest in subsidiaries	407	3,020	3,427
Shareholders’ equity
Common stock	54	168	222
Preferred stock	—	—	—
Contributed capital	56,545	61,152	117,697
Treasury stock	(411)	—	(411)
Retained earnings	16,447	66,944	83,391
Accumulated other comprehensive			—
income (loss)	8,034	(1,458)	6,576

Total shareholders’ equity	80,669	126,806	207,475

	$118,354	$279,341	$397,695

SCI, ITGH AND	EXHIBIT 2
SUBSIDIARY COMPANIES
Consolidated Statements of Income
(amounts in thousands)

	Proposed Form 10-K Presentation
	SCI/ITGH	SCI	SCI
	Period Ended	Period Ended	Period Ended
	December 31,	December 2,	December 31,
	2005	2005	2004
	(One Month)	(Eleven Months)	(Twelve Months)

Net sales	$49,246	$207,595	$247,883
Cost of goods sold	45,443	184,146	212,167
Gross profit	3,803	23,449	35,716
Selling and administrative expenses	6,072	14,888	19,974
Stock-based compensation and related cash bonus expense	66	—	—
Start-up costs on international initiatives	209	—	—
(Gain) loss on disposal of property, plant and equipment	(1,290)	114	283
Expenses associated with changes of control	2,400	565	—
Provision for restructuring and impairment	312	—	—
Income (loss) from operations	(3,966)	7,882	15,459
Other income (expense):
Interest income	445	58	63
Interest expense	(489)	(600)	(946)
Other income (expense)	(195)	(411)	1,404
Income (loss) before income taxes	(4,205)	6,929	15,980
Income tax expense (benefit):
Current	(633)	1,768	6,048
Deferred	(1,082)	602	(277)
Total income tax expense (benefit)	(1,715)	2,370	5,771
Income (loss) before equity in earnings of unconsolidated
affiliates and minority interest	(2,490)	4,559	10,209
Equity in earnings of unconsolidated affiliates	37	757	—
Minority interest in loss of consolidated subsidiaries	89	530	39
Net income (loss)	$(2,364)	$5,846	$10,248

SCI, ITGH AND	EXHIBIT 3
SUBSIDIARY COMPANIES
Consolidated Statements of Income
(amounts in thousands)

			Proposed Form 10-K Presentation
	ITGH	SCI		ITGH	ITGH
	Period Ended	Period Ended	ITHG/SCI	Period Ended	Period Ended
	December 31, +	December 31, =	Combined	October 2,	October 3,
	2005	2005	December 31,	2005	2004 (47 Weeks
	(Three Months)	(One Month)	2005	(Twelve Months)	From Inception)

Net sales	$134,892	$12,519	$147,411	$724,060	$637,550
Cost of goods sold	119,265	12,547	131,812	641,800	565,868
Gross profit (loss)	15,627	(28)	15,599	82,260	71,682
Selling and administrative expenses	14,432	1,116	15,548	69,518	55,744
Stock-based compensation and related cash bonus expense	195	—	195	5,236	—
Start-up costs on international initiatives	344	—	344	1,268	—
(Gain) loss on disposal of property, plant and equipment	(1,760)	27	(1,733)	(2,432)	(1,302)
Expenses associated with changes of control	—	2,400	2,400	—	—
Settlement/curtailment gain on retired medical plans	—	—	—	(8,153)
Provision for restructuring and impairment	465	—	465	6,949	—
Income (loss) from operations	1,951	(3,571)	(1,620)	9,874	17,240
Other income (expense):
Interest income	651	10	661	534	113
Interest expense	(1,244)	(82)	(1,326)	(6,063)	(5,138)
Other income (expense)	—	(195)	(195)	901	303
Write-off of deferred financing fees	—	—	—	—	(1,531)
Income (loss) before income taxes	1,358	(3,838)	(2,480)	5,246	10,987
Income tax expense (benefit):
Current	246	(720)	(474)	(260)	7,218
Deferred	241	(743)	(502)	1,431	(2,890)
Total income tax expense (benefit)	487	(1,463)	(976)	1,171	4,328
Income (loss) before equity in losses of unconsolidated
affiliates and minority interest	871	(2,375)	(1,504)	4,075	6,659
Equity in losses of unconsolidated affiliates	(687)	(3)	(690)	2,714	166
Minority interest in loss of consolidated subsidiaries	12	75	87	92	(110)
Income (loss) before extraordinary item	196	(2,303)	(2,107)	6,881	6,715
Extraordinary gain (loss), net of income taxes
of $1,663 in 2005	—	—	—	(2,837)	56,123
Net income (loss)	$196	$(2,303)	$(2,107)	$4,044	$62,838